EXHIBIT 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

27	CORPORATE OVERVIEW

27	INDUSTRY OVERVIEW

28	FINANCIAL OBJECTIVES AND STRATEGY

29	OPERATING RESULTS

41	CRITICAL ACCOUNTING ESTIMATES

42	CHANGES IN ACCOUNTING POLICIES

42	RECENT ACCOUNTING PRONOUNCEMENTS

43	RISKS

46	SUBSEQUENT EVENT

47	DISCLOSURE OF OUTSTANDING SHARE DATA

47	RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

49	FORWARD LOOKING STATEMENTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (MD&A)

LOOK FOR ACCURATE FINANCIAL REPORTING

The information below should be read in conjunction with the Consolidated Financial Statements and Auditors’ Report included in this Annual Report. All financial information contained in this MD&A and the Company’s Consolidated Financial Statements has been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), except for certain information discussed in the paragraph entitled Non-GAAP Financial Measures on page 30 of this MD&A. The effect of significant differences between Canadian and U.S. GAAP is discussed in Note 16 to the Company’s Consolidated Financial Statements. All amounts in this report are in U.S. dollars, unless otherwise stated. The Company’s Audit and Finance Committee and its Board of Directors have reviewed this MD&A to ensure consistency with the approved strategy of the Company.

For additional information relating to the Company, readers may review the documentation filed by the Company with the Canadian securities regulatory authorities (including the Company’s Annual Information Form) available at www.sedar.com and with the U.S. Securities and Exchange Commission (including the Annual Report on form 40F)available at www.sec.gov.

CORPORATE OVERVIEW

We are a rapidly growing, vertically-integrated manufacturer and marketer of premium quality basic activewear for sale principally into the wholesale imprinted activewear market in the Canadian, United States, European and other international apparel markets. Our sales continue to be predominately in our traditional markets in the United States and Canada. During the past four years we established a strong base for future growth in Europe, where, as of November 2004, we had set up a network of 36 distributors in 20 countries. We entered the Australian market in fiscal 2004. We manufacture and sell premium quality T-shirts, placket collar sport shirts and fleece products in a variety of weights, sizes, colours and styles. We sell our products as “blanks”, which are ultimately decorated with designs and logos for sale to customers.

To support its sales in the various markets, the Company has modern textile facilities located in Canada and Honduras. The Company is currently constructing textile facilities in both the Dominican Republic and Nicaragua, which are scheduled for start-up in fiscal 2005. All of the Company’s sewing facilities are located in Central America, Mexico and the Caribbean basin. Due to the growing demand for its products, the Company also utilizes third party contractors to complement its vertically-integrated production.

The Company distributes its products in Canada and the U.S. out of distribution centres, and uses third party warehouses in the U.S., Europe and Australia to service its customers. The corporate head office is located in Montreal, Canada and over 7,400 full-time employees work in the Company’s facilities worldwide.

The Company is dedicated to being the global low-cost manufacturer of quality basic knit apparel for North American and international markets.

INDUSTRY OVERVIEW

We focus principally on sales of T-shirts, placket collar sport shirts and fleece products in “blank” form, to the wholesale imprinted activewear market. “Imprinted” activewear is typically decorated with a screenprint or embroidered with a logo, design or character before it reaches the customer. Imprinted activewear is either branded or private label. Branded products reach consumers carrying the manufacturer's label, whereas products sold on a private label basis reach consumers carrying the brand name of the customer.

27	Gildan 2004 Annual Report

We believe that growth in the imprinted activewear market has been driven by several trends, such as the following:

• consumer preference for casual attire and emphasis on physical fitness;
• continued evolution of the entertainment/sports licensing and merchandising businesses;
• a greater use and acceptance of casual dress in the workplace;
• the growing use of activewear for uniform applications and corporate promotions; and
• continued increases in tourism applications of activewear products.

Furthermore, significant improvements in activewear apparel, ranging from enhanced product characteristics, such as pre-shrunk fabrics, improved fabric weight, blends and construction, to increased product variety, including new sizes, colours and styles, have enhanced consumer appeal. We believe these trends will continue to generate demand for activewear products for the foreseeable future.

The activewear market is characterized by low fashion risk compared to many other apparel markets, as demand for basic undecorated garment styles generally is not subject to trends and fashion changes.

FINANCIAL OBJECTIVES AND STRATEGY

We believe that our focus on low-cost manufacturing, our strong distributor relationships, and our reputation for premium quality are the reasons we have been able to rapidly increase our market presence and establish our market leadership in the imprinted sportswear market. Looking ahead, we have a comprehensive strategy to meet our objective of a minimum of 15% annual EPS growth over the next five years. The main elements of this strategy are:

• increase market share in the U.S. distributor market in all current product categories;
• increase market penetration in Europe, Australia and other international markets through continued development of distributor relationships;
• make a conservative and gradual entry into retail markets, building a solid base from which to drive significant penetration; and
• support unit sales growth and maintain pricing competitiveness through significant and continued investments in low-cost production capacity.

We have announced the development of new manufacturing hubs in the Dominican Republic/Haiti and Nicaragua. Development of these new offshore facilities commenced during fiscal 2004 and are expected to significantly impact our production capacity and manufacturing cost structure in fiscal 2006. During the next five years, we expect to invest approximately $400 million in capital expenditures. These investments are also intended to support the Company’s gradual entry into the retail market.

All of the organic growth initiatives that the Company plans to undertake over the next five years are expected to be financed by internally generated funds and existing credit facilities.

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We are subject to a variety of business risks that may affect our ability to maintain our current market share and profitability, as well as our ability to achieve our long-term strategic objectives. These risks are described in the “Risks” section of this MD&A beginning at page 43. As well, the nature of the Company’s growth strategy involves risks related to certain assumptions underlying unit sales growth, production capacity growth and cost reductions, among others. Notably, our planned growth in market share depends to a significant extent on the successful start-up and ramp-up of new offshore facilities, and the achievement of overall cost reductions to support lower unit selling prices. We cannot assure you that we will achieve our planned market share growth, capacity increases, cost reductions, or retail market penetration.

OPERATING RESULTS

Year ended October 3, 2004 compared with year ended October 5, 2003

The year ended October 5, 2003 included 53 weeks of operating results instead of the normal 52 weeks. Since the Company has a floating year-end, an extra week is included in its results every sixth year. During fiscal 2003, the extra week was added to the third quarter, which in seasonal terms is the largest quarter of the year. Management estimates that the impact of adding an extra week to the full year was approximately $0.04 to diluted earnings per share for the 2003 fiscal year.

Selected Annual Information Fiscal years ended October 3, 2004, October 5, 2003 and September 29, 2002 (in thousands of U.S. dollars, except earnings per share)

	2004	2003	2002

Sales	$ 533,368	$ 431,195	$ 382,312
Cost of sales	378,696	301,341	274,838

Gross profit	154,672	129,854	107,474
Selling, general and administrative expenses	62,898	48,403	40,699

Earnings before the undernoted items	91,774	81,451	66,775
Depreciation and amortization	22,275	16,088	11,199
Interest	6,170	6,419	8,473

Earnings before income taxes	63,329	58,944	47,103
Income taxes	3,078	5,788	4,666

Net earnings	60,251	53,156	42,437

Basic EPS	$ 2.04	$ 1.82	$ 1.49
Diluted EPS	$ 2.02	$ 1.79	$ 1.45

Total assets	489,004	429,663	315,266
Total long-term liabilities	66,037	74,794	85,858

29	Gildan 2004 Annual Report

Basis of Comparison

In order to better understand the Company’s performance during the most recent fiscal year, the Company believes that the basis of comparison for fiscal 2004 should be the results before the adjustments due to the change in functional currency. Effective October 6, 2003, the Company adopted the U.S. dollar as its functional currency since a significant portion of revenues, expenses, assets and liabilities are denominated in U.S. dollars and the Company’s sales and manufacturing operations are increasingly international in scope. Effective the same date, the U.S. dollar was adopted as the Company’s reporting currency. When there is such a change in reporting currency, Canadian and U.S. accounting standards require that prior year comparative financial statements be presented in U.S. dollars, using a translation method that retains the Canadian dollar as the currency of measurement, as described in Note 1 to the Company’s Consolidated Financial Statements. The application of this method at the beginning of fiscal 2004 involved translating all assets and liabilities using the exchange rate in effect at the end of fiscal 2003. This resulted in a translated value for opening inventories and fixed assets that was approximately $23 million higher than the amount that would have resulted from the application of exchange rates prevailing at the dates these assets were manufactured or acquired. This upward revaluation of inventories and fixed assets has been reflected directly in opening shareholders’ equity as part of the $26.2 million positive balance of cumulative translation adjustments. These increases have resulted in and will have a corresponding offsetting negative impact on earnings as these inventories were consumed and fixed assets are depreciated. During the first half of fiscal 2004, an additional $3.3 million was reflected in cost of sales as opening inventories were consumed and an additional depreciation charge of $1.8 million was expensed during fiscal 2004 as a portion of the upward revaluation of opening fixed assets was depreciated during the year.

Non-GAAP Financial Measures

The operating results of Gildan account for unusual items affecting the comparability of its results. To measure its performance from one period to the next, without the variations caused by the adjustments due to the change in functional currency described on page 30 and the special charge described on page 32, management uses certain measures that are not consistent with GAAP, such as: gross margins excluding the impact of the change in functional currency; depreciation expense excluding the impact of the change in functional currency; selling, general and administrative expenses excluding special charges; adjusted earnings and adjusted earnings per share being net earnings and earnings per share excluding the adjustments due to the change in functional currency and the special charge; and free cash flow, total indebtedness, net debt and return on equity. The Company uses and presents such Non-GAAP Financial Measures because it believes such measures provide meaningful information on the Company’s performance and operating results. However, investors should know that such Non-GAAP Financial Measures have no standardized meaning as prescribed by GAAP and may not be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation.

See table on page 48 for a complete reconciliation of all Non-GAAP Financial Measures used and presented by the Company to the most directly comparable GAAP financial measures.

Sales

Sales for fiscal 2004 reached $533.4 million, up 23.7% from $431.2 million during fiscal 2003. The increase in sales was due mainly to a 19.0% increase in unit sales over the prior year, combined with a stronger product mix and an increase in average selling prices.

The Company obtains U.S. market and market share data for the U.S. wholesale distributor channel from the S.T.A.R.S. report produced by ACNielsen Market Decisions. During calendar 2004, three of the industry’s main distributors decided to discontinue their participation in the S.T.A.R.S. report. As a result, the S.T.A.R.S. market share data for

Gildan 2004 Annual Report	30

fiscal 2004 excludes the effect of sales through these distributors and the value of the report is diminished compared to prior years. The Company will continue to monitor the value of presenting data from the S.T.A.R.S. report.

With this caveat, unit growth in U.S. industry shipments of T-shirts from distributors to screenprinters remained relatively unchanged at 9.2%, versus 9.3% for the nine months ended September 30. The unit growth in fleece increased significantly for the first nine months of the calendar year from 4.5% to 13.4%. Industry shipments of sport shirts grew by 2.4%, for the nine months ended September 2004, compared to a decrease of 12.1% for the same period last year. The growth in unit volume in the sport shirt category this year follows three consecutive years of unit volume reductions, and we believe reflects a recovery in the corporate promotional segment of the market.

Unit sales of Gildan T-shirts by U.S. distributors grew by 28.0%, while sales of Gildan sport shirts and fleece grew 23.5% and 31.1%, respectively. This strong growth was due to increased market penetration in all three categories in which we compete. The Company maintained its strong market leadership position in the overall T-shirt category in the United States, with a market share of 30.2%, versus 28.9% a year ago. Gildan continued to achieve significant penetration in the sport shirt and fleece categories, where its market share increased to 23.5% from 19.7% and 16.1% from 13.9%, respectively, from last year.

The Company has added two new significant distributors to its U.S. distributor network for fiscal 2005. The addition of these new distributors is expected to result in further significant increases in the Company’s market share in the U.S. wholesale distributor channel.

During fiscal 2004, Gildan continued to expand its European business, with an increase of 30.5% in unit sales. The Company has maintained its leading market share position in Canada. The Company also introduced its products in Australia during fiscal 2004, with immediate success in achieving market penetration. We are currently utilizing a third party logistics company to service our wholesale distributor business in Australia, similar to our European model.

The sport shirt and fleece categories now comprise 20.3% of total sales compared to 19.4% during fiscal 2003. The introduction of 50/50 fleece products provided most of the increase in this category.

31	Gildan 2004 Annual Report

Gross Margins

Gross margins for fiscal 2004 were $154.7 million or 29.0% of sales, compared to $129.9 million or 30.1% of sales during fiscal 2003. A portion of the decrease in the gross margin percentages was due to the change in functional currency as described on page 30. Gross margins for fiscal 2004 excluding the adjustments due to the change in functional currency were $157.9 million or 29.6% of sales, compared to $129.9 million or 30.1% of sales in fiscal 2003. The remaining decrease in gross margin percentage was the result of higher cotton costs which on average were 39% higher in fiscal 2004 compared to fiscal 2003 and the closure of one of our Honduran sewing facilities (as noted below), which were offset by improvements in manufacturing efficiencies combined with increases in average selling prices and the sale of higher margin products.

The Company has realized significant reductions in manufacturing and transportation costs from its continuing investment in the Rio Nance textile facility. This facility represented 61% of the Company’s textile production in fiscal 2004 compared to 40% last year. The Canadian textile facilities continued to support the growth of our fleece and sport shirt categories.

In September of this year, the Company closed one of its Honduran sewing facilities in order to streamline its offshore operations. The production of this facility will be distributed between a planned new sewing plant in Honduras, and existing plants in Nicaragua and Haiti. Included in cost of sales were closure costs totalling $1.4 million, mainly related to severance costs.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $62.9 million or 11.8% of sales during fiscal 2004, compared to $48.4 million or 11.2% of sales during fiscal 2003. In August 2004, the Company announced that H. Greg Chamandy had stepped down from his role as co-Chief Executive Officer, Chairman of the Board and Chairman of the Executive Committee of the Company in order to pursue other business interests. The Company incurred a special charge of $4.6 million ($3.2 million net of taxes - $0.11 per diluted share) to satisfy its contractual commitments to H. Greg Chamandy. Selling, general and administrative expenses excluding this special charge were $58.3 million or 10.9% of sales during fiscal 2004, compared to $48.4 million or 11.2% of sales during fiscal 2003. The dollar increase in fiscal 2004 was mainly due to higher volume-related distribution costs combined with an increase in director and officer insurance premiums. The Company also incurred a $2.0 million loss for asset dispositions and write-downs arising from the sale of surplus equipment in the Canadian textile operations and closure of a Honduran sewing facility. The Company expects that for fiscal 2005, selling, general and administrative expenses will be at a similar level as a percentage of sales as those incurred in fiscal 2004 as the Company continues to expand globally.

* Before the impact of the change in functional currency. See Non-GAAP Financial Measures on page 30. **Before special charge for H. Greg Chamandy. See Non-GAAP Financial Measures on page 30.

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Depreciation and Interest Expenses

Depreciation and amortization expense was $22.3 million in fiscal 2004, compared to $16.1 million in fiscal 2003. Approximately $1.8 million of the increase was the result of the change in functional currency described on page 30, as a portion of the upward revaluation of opening fixed assets was depreciated during the year. Depreciation and amortization expense excluding the adjustment due to the change in functional currency was $20.5 million in fiscal 2004, compared to $16.1 million in fiscal 2003. The increase in depreciation expense in fiscal 2004 was the result of the Company’s continued investment in capital expenditures to support its planned sales growth.

Interest expense was $6.2 million during fiscal 2004, down slightly from $6.4 million in fiscal 2003. The decrease in interest expense was the result of the reduction in overall debt following the first repayment made in June 2004 on the Company’s Senior Notes, offset slightly by interest expense on the Company’s share of long-term debt undertaken by the Company’s joint venture in the first quarter of fiscal 2004.

Income Taxes

The Company’s international sales structure implemented in fiscal 1999 results in the income from international sales being subject to tax at relatively low levels. The Company’s effective tax rate in fiscal 2004 was 4.9% compared to 9.8% in fiscal 2003. The decline in the effective tax rate is the result of a higher proportion of international sales compared to prior years, which are taxed at relatively low rates, combined with a shift of manufacturing activities to our offshore hubs that operate in tax-free zones. In addition, the special charge, included as part of selling, general and administrative expenses as described on page 32 is deductible in the calculation of taxable income in the Canadian operations which resulted in a 1.8% reduction in the effective tax rate for fiscal 2004. The Company expects that the effective tax rate will range between 5%-6% in fiscal 2005 as sales continue to grow in its international operations and are increasingly sourced from its offshore textile facilities.

Net Earnings

Net earnings for fiscal 2004 were $60.3 million or $2.02 per diluted share, compared to $53.2 million, or $1.79 per diluted share in fiscal 2003, up respectively 13.3% and 12.8%. The results of fiscal 2004 included a charge of $0.11 per diluted share to meet the cost of the Company’s contractual obligations to H. Greg Chamandy.

* Before special charge for H. Greg Chamandy and the impact of the change in functional currency. See Non-GAAP Financial Measures on page 30.

33	Gildan 2004 Annual Report

Excluding this charge and the impact of the change to U.S. dollar functional currency described on page 30, net earnings were $68.5 million or $2.30 per share on a diluted basis, an increase of 28.8% or 28.5% over earnings and diluted earnings per share in fiscal 2003. The increase in net earnings was primarily due to the 23.7% increase in sales revenue, partially offset by higher selling, general, administrative and depreciation expenses.

Return on equity in fiscal 2004 was 21.0%, including the impact of the special charge as well as the impact of the functional currency adjustments on both net earnings and shareholders’ equity. Before these items, return on equity was 25.5%, compared with 25.3% obtained in fiscal 2003.

Fourth Quarter Results

The Company reported record net earnings of $16.8 million or $0.56 per diluted share for the fourth quarter, up 18.3% and 16.7% from $14.2 million or $0.48 per diluted share a year ago.

The results for the fourth quarter of fiscal 2004 included the special charge of $0.11 per diluted share for the cost of contractual commitments to H. Greg Chamandy. Excluding this special charge as well as the impact of adjustments relating to the change to U.S. functional currency, which continue to impact depreciation expense, diluted EPS for the fourth quarter amounted to $0.69, up 43.8% from last year.

Compared to last year, the higher fourth quarter net earnings reflected higher unit sales, further manufacturing efficiencies and more favourable pricing. These factors were partially offset by increased cotton costs, higher SG&A and depreciation expense, and a charge of approximately $0.07 per diluted share arising from the closure in September of one of the Company’s Honduran sewing facilities.

Sales in the quarter were $145.6 million, up 33.3% from $109.2 million in the fourth quarter of fiscal 2003. The higher sales were due to a 20.4% increase in unit shipments combined with higher selling prices. The higher unit sales reflected continuing strong overall industry demand growth in the U.S. wholesale distributor channel, together with continuing market share penetration in all target market segments.

Gross margins in the fourth quarter were 30.9%, compared with 30.4% in the fourth quarter of fiscal 2003. The impact of higher selling prices and more favourable product mix, together with continuing manufacturing efficiencies, more than offset the effect of higher cotton costs and the impact of the Honduran sewing facility closure. Excluding the impact of the costs related to the Honduran sewing facility closure, gross margins in the fourth quarter of fiscal 2004 were 31.9%.

The income tax recovery recorded in the fourth quarter was due to the special charge for the contractual obligations to H. Greg Chamandy, which resulted in a recovery of income taxes from prior quarters incurred by the Company’s Canadian operations. Excluding this charge, the effective tax rate for the fourth quarter would have been 5.5% compared to 7.6% in the fourth quarter of fiscal 2003.

In the fourth quarter, the Company generated $22.9 million of free cash flow, defined as cash flow from operating activities less cash used in investing activities. Cash generated from operating activities during the fourth quarter significantly exceeded cash requirements for capital expenditures.

During the fourth quarter, the Company also purchased property in Nicaragua for $4.4 million, and intends to begin construction of a major textile facility for the production of fleece, in order to support the Company’s anticipated growth in this product-line in both the wholesale and retail channels. The total capital cost of the project is estimated at approximately $60 million.

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Summary of Quarterly Results

The following table sets forth certain summarized unaudited quarterly financial and other data for the periods presented. The financial data have been derived from the Company’s unaudited financial statements that in the opinion of management reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such quarterly data. The operating results for any quarter are not necessarily indicative of the results to be expected for any future period.

	2004				2003

(in millions, except per share data)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Unit sales (Dozen)	6.9	8.4	7.6	4.0	5.8	7.4	6.1	3.3
Sales	$145.6	$168.4	$141.4	$78.0	$109.2	$143.4	$113.6	$65.0
Net earnings	16.8	26.2	14.3	2.9	14.2	21.8	13.4	3.7
Net earnings adjusted (1)	20.5	26.7	15.9	5.4	14.2	21.8	13.4	3.7
Basic EPS	0.57	0.89	0.48	0.10	0.48	0.74	0.46	0.13
Basic EPS adjusted (1)	0.69	0.90	0.54	0.19	0.48	0.74	0.46	0.13
Diluted EPS	0.56	0.88	0.48	0.10	0.48	0.73	0.45	0.13
Diluted EPS adjusted (1)	0.69	0.90	0.53	0.18	0.48	0.73	0.45	0.13

(1) Excluding the adjustments due to the change in functional currency described on page 30 and the special charge described on page 32. See note re: Non-GAAP Financial Measures on page 30 and reconciliation on page 47.

The activewear business is seasonal and the Company has historically experienced significant quarterly fluctuations in operating results. Typically, demand for our products is highest in the third quarter of each fiscal year and lowest in the first quarter of each fiscal year. Weather conditions also affect the demand for our products particularly for fleece products. The seasonality of specific product lines is consistent with the results of other companies in the activewear industry and management anticipates that this will continue in the future.

We produce and store finished goods inventory in the first half of the fiscal year in order to meet the expected demand for delivery in the second half of the fiscal year. However, if after producing and storing inventory in anticipation of third and fourth quarter deliveries, demand is significantly less than expected, a risk inherent in our business is that we may be required to hold inventory for an extended period of time at our expense, or sell the excess inventory at reduced prices, thereby reducing profits. This risk is mitigated by the low risk of obsolescence inherent in undecorated apparel.

Recap of Fiscal 2004 Guidance

The Company’s diluted EPS for fiscal 2004 was $2.02, or $2.30 excluding the impact of the change in functional currency described on page 30 and the special charge described on page 32. The Company’s original diluted EPS guidance for the full 2004 fiscal year excluding the adjustments due to the changes in functional currency described on page 30 was in the range of $2.25– $2.30, up 25.7%– 28.5% from fiscal 2003. This guidance was based on 15% projected growth in unit sales volumes and modest selling price increases to partially offset the higher cost of cotton. After the second quarter, the Company revised its diluted EPS guidance to $2.05 –$2.15 due to anticipated short-term capacity constraints and aggressive industry pricing. As a result of the stronger than projected third quarter results, and its outlook for the fourth quarter, the Company then increased its projected diluted EPS for the full 2004 fiscal year to approximately $2.20, excluding the adjustments due to the changes in functional currency described on page 30 and the special charges described on page 32, up approximately 23% from fiscal 2003.

35	Gildan 2004 Annual Report

Balance Sheets

On October 3, 2004 the Company’s accounts receivable were $85.3 million compared to $64.3 million at the end of fiscal 2003. The increase was due to a 33.3% increase in sales in the fourth quarter over the prior year combined with an increase in number of days sales outstanding on net trade receivables from 44 days to 47 days. Inventory levels increased by $13.1 million to $116.6 million on October 3, 2004, from $103.5 million at the end of fiscal 2003. The increase was primarily the result of a 7.5% increase in finished goods on hand combined with an increase in raw materials and work in progress.

Net capital expenditures for fiscal 2004 were $53.7 million, net of approximately $3.0 million of proceeds received on the disposition of surplus Canadian textile assets and Honduran sewing assets. The major capital investment projects include the new textile facility in the Dominican Republic, the expansion of the Rio Nance textile facility, the addition of new sewing and textile facilities in Nicaragua and the investment in a 50%/50% joint venture with Frontier Spinning Mills, Inc. Net capital expenditures were lower than previously indicated due to timing and slight delays in the Dominican Republic project.

Total assets were $489.0 million on October 3, 2004, compared to $429.7 million at the end of the previous year. Working capital was $178.8 million compared to $155.0 million on October 5, 2003. The current ratio at October 3, 2004 was 2.9:1 compared to 2.7:1 at the end of fiscal 2003.

Liquidity and Capital Resources

The Company has in recent years funded its operations and capital requirements with cash generated from operations. A revolving credit facility has been periodically utilized to finance seasonal peak working capital requirements. The Company’s primary capital needs on an ongoing basis are related to capital expenditures for new manufacturing facilities, inventory financing, accounts receivable funding, servicing the interest payments on our Senior Notes as well as scheduled annual repayments of principal over the next three years.

Gildan 2004 Annual Report	36

As a result of the seasonal nature of the apparel business, working capital requirements are variable throughout the year. The Company’s need for working capital typically grows throughout the first two quarters as inventories are built up for the peak selling period in the third quarter.

Cash flow from operating activities for the year ended October 3, 2004 was $58.9 million, compared to $63.7 million during the previous year. Free cash flow(1) amounted to $5.1 million in fiscal 2004, compared to $24.3 million in fiscal 2003. The decline in free cash flow is the result of a $14.4 million increase in investing activities. The increase in investing activities during the most recently completed fiscal year was for the continued expansion of our offshore manufacturing facilities to meet our growing capacity requirements.

The Company ended fiscal 2004 with cash and cash equivalents of $60.7 million, compared to $69.3 million at the end of fiscal 2003. At the end of both fiscal 2003 and fiscal 2004, none of the Company’s CAD$150.0 million revolving bank facility was utilized. The ratio of net debt(2) to total capitalization was less than zero at the end of fiscal 2004, compared to 0.02:1.00 at the end of fiscal 2003. Total indebtedness(3) at October 3, 2004 amounted to $56.6 million, compared to $73.6 million at October 5, 2003. The decline in total indebtedness is mainly due to the Company making its first scheduled principal repayment of $17.5 million on its Senior Notes on June 10, 2004.

Anticipated sales growth in 2005 will result in increased working capital requirements mainly to finance trade accounts receivable. For fiscal 2005, the Company expects to incur $85 million to $90 million in capital expenditures. The Company expects to continue to have sufficient liquidity and capital resources in fiscal 2005 to fund its working capital requirements, capital expenditures and the June 2005 principal repayment on its Senior Notes.

In the past, the Company has not paid a dividend in order to conserve cash to finance its ongoing growth and expansion. The Board of Directors has determined that the Company will continue to conserve its cash in fiscal 2005 but will re-evaluate the merits of introducing a dividend at some future date.

The Company has obtained approval from the Toronto Stock Exchange to renew its normal course issuer bid in order to repurchase a maximum of 500,000 Class A Subordinate voting shares (as compared to the previous normal course issuer bid which was for a maximum of 200,000 shares) in the open market commencing December 22, 2004 and ending December 21, 2005. This represents less than 2% of the total Class A Subordinate voting shares issued and outstanding. No shares were repurchased under the previous bid.

Off-Balance Sheet Arrangements
Operating leases and commitments

We have no commitments that are not reflected in our balance sheets except for operating leases and other purchase obligations, which are included in the table of contractual obligations on page 39 of this MD&A. As disclosed in Note 10 to our Consolidated Financial Statements, we have issued standby letters of credit and corporate guarantees primarily from various servicing agreements amounting to $15.9 million at October 3, 2004.

(1)	Cash flow from operating activities less cash used in investing activities. See Non-GAAP Financial Measures on page 30.
(2)	Total long-term debt less cash and cash equivalents. See Non-GAAP Financial Measures on page 30.
(3)	Total long-term debt. See Non-GAAP Financial Measures on page 30.

37	Gildan 2004 Annual Report

Derivative Financial Instruments

From time to time, the Company uses forward foreign exchange contracts, primarily in Canadian dollars and Euros, to hedge cash flows related to accounts receivable and accounts payable in foreign currencies (non-U.S. dollar) denominated goods and services. A forward foreign exchange contract represents an obligation to exchange a foreign currency with a counterparty at a predetermined rate. Credit risk exists in the event of failure by a counterparty to meet its obligations. The Company reduces this risk by dealing only with highly rated counterparties, normally major North American financial institutions. The Company’s exposure to foreign currency fluctuations is described in more detail in the “Risks” section of this MD&A.

Prior to 2004, the Company used an interest rate swap to hedge the interest due on its Senior Notes. As a result of the change in functional currency, the swap was no longer required.

The Company does not use derivative financial instruments for speculative purposes. Forward foreign exchange contracts are entered into with maturities not exceeding twenty-four months.

Gains and losses on forward foreign exchange contracts are recognized through income in the same period as the transactions that are hedged. Gains and losses on swap arrangements were recognized and charged to income on a basis that corresponded with changes in the related underlying item. For the years ended October 3, 2004 and October 5, 2003, net earnings included recognized gains relating to derivative financial instruments of $0.1 million and $2.4 million, respectively.

The following table summarizes the Company's commitments to buy and sell foreign currencies as at October 3, 2004 and October 5, 2003:

	Notional amount	Exchange rate	Maturity	Notional U.S. dollar equivalent

2004:
Sell contracts:
Foreign exchange contracts:	€1.4 million	2703 to 1.2717	Oct. — Dec. 2004	$1.8 million
	£1.0 million	1.7970 to 1.8490	Oct. — Dec. 2004	$1.8 million

Buy contracts:
Foreign exchange contracts:	CAD $39.0 million	0.7251 to 0.7401	Oct. 2004 — May 2005	$28.7 million

2003:
Sell contracts:
Foreign exchange contracts:	€1.6 million	1.0720 to 1.0728	Oct. — Nov. 2003	$1.7 million

The fair value of the forward foreign exchange contracts, based on quoted market values, is $2.1 million as at October 3, 2004. The carrying values of the outstanding forward foreign exchange contracts as at October 5, 2003 were not significantly different from their fair values.

Gildan 2004 Annual Report	38

Contractual Obligations

In the normal course of business, the Company enters into contractual obligations that will require it to disburse cash over future periods. The following table sets forth the Company’s contractual obligations for the following items as at October 3, 2004:

	Payments Due by Period

(in millions)	Total	Less than 1 year	1 — 3 years	4 — 5 years	After 5 years

Long term debt	$ 56.2	$ 18.4	$ 36.9	$ 0.9	—
Capital lease obligations	0.4	0.2	0.2	—	—
Operating leases	9.0	2.7	3.3	1.8	1.2
Purchase obligations	132.6	126.4	6.2	—	—
Other long term obligations	32.4	32.4	—	—	—

Total contractual obligations	$ 230.6	$ 180.1	$ 46.6	$ 2.7	$ 1.2

Management expects that cash flow from its operating earnings, together with its year-end cash balances and unutilized bank facilities, will be sufficient to meet foreseeable cash needs for fiscal 2005.

Outlook

The Company expects to achieve diluted EPS of approximately $2.60 in fiscal 2005, based on sales of approximately $620 million or 32 million dozens. This represents EPS growth of 29% over fiscal 2004 reported EPS, and 16% growth over fiscal 2004 adjusted earnings of $2.24 per diluted share. Adjusted earnings for fiscal 2004 are earnings prior to the special charge for H. Greg Chamandy and the impact of the change in functional currency included in cost of sales. The impact of the change in functional currency on depreciation expense for fiscal 2004 is not reflected in adjusted earnings as it will be a continuing item.

The Company’s projection for fiscal 2005 assumes the continued market share penetration in all the categories the Company competes in and that the impact of the two new distributors announced earlier this year should account for the majority of the projected sales growth.

The unit sales growth will be supported by our current Canadian and Honduran textile operations, while the Dominican Republic and Nicaragua textile operations will only provide additional capacity to support the last quarter of fiscal 2005. Further upside in unit sales growth in fiscal 2005 will be limited by capacity constraints. However, the ramp-up of the new textile facilities in the Dominican Republic and Nicaragua is expected to significantly increase our production capacity in fiscal 2006.

As noted, the Company estimates that capital expenditures for fiscal 2005 will be in the range of $85 million to $90 million. The major projects are the completion of our textile facilities in the Dominican Republic and Nicaragua. The Company expects that cash flows from operations for fiscal 2005 will be in the same range as capital expenditures. The Company intends to use a portion of its surplus cash reserves in June 2005 to meet the second scheduled principal repayment on its Senior Notes.

39	Gildan 2004 Annual Report

Year ended October 5, 2003 compared with year ended September 29, 2002

The year ended October 5, 2003 included 53 weeks of operating results instead of the normal 52 weeks. Since the Company has a floating year-end, an extra week is included in its results every sixth year. During fiscal 2003, the extra week was added to the third quarter, which in seasonal terms was the largest quarter of the year. Management estimates that the impact of adding an extra week to the full year was approximately $0.04 to diluted earnings per share for the 2003 fiscal year.

Sales for fiscal 2003 increased by 12.8%, to $431.2 million, compared with $382.3 million in fiscal 2002, due to an increase of 16.5% in unit sales in fiscal 2003 from 19.4 to 22.6 million dozens. The increase in unit sales was partially offset by lower average selling prices. During fiscal 2003, the Company continued to maintain its No. 1 market share position in the 100% cotton T-shirt segment in the United States, which was first established in the second quarter of fiscal 2002. During fiscal 2003, Gildan continued to expand its European business, with total dollar sales increasing 14.8%, with a corresponding increase of 12.1% in unit sales. The Company also maintained its leading market share position in Canada.

Gross margins increased slightly during fiscal 2003 to 30.1% of sales, compared to 28.1% in fiscal 2002, mostly due to the impact of manufacturing efficiencies generated through recent offshore capital investments, together with lower raw material costs and a more favourable product mix.

Selling, general and administrative expenses increased as a percentage of sales in fiscal 2003, coming in at 11.2% compared to 10.6% in fiscal 2002. The most significant increases were director and officer insurance premiums and increases in bad debt reserves. Consulting fees also increased in the area of computer system implementation and assistance received in analyzing and implementing new regulatory requirements, in particular in the United States. The Company also incurred additional travel expenses due to the growth of our offshore operations.

Depreciation and amortization expense was $16.1 million in fiscal 2003, compared to $11.2 million in fiscal 2002. The increase in depreciation expense in fiscal 2003 was the result of Rio Nance textile facility and yarn spinning facilities operating during all of fiscal 2003 as compared to only a portion of fiscal 2002.

Interest expense was $6.4 million during fiscal 2003, down significantly from the $8.5 million that was incurred during fiscal 2002. The decrease was the result of overall lower borrowing levels as the Company had generated significant cash flow in the second half of fiscal 2002.

Net earnings in fiscal 2003 were $53.2 million, or $1.79 per diluted share, compared to $42.4 million or $1.45 per diluted share in fiscal 2002. The increase in net earnings was due to increased unit sales and higher gross margins, reduced interest expense and the inclusion of one extra week into the Company’s results for fiscal 2003. Lower selling prices, and higher depreciation expense subsequent to the Company’s major capital investment projects partially offset the positive impact of these factors.

Gildan 2004 Annual Report	40

CRITICAL ACCOUNTING ESTIMATES

The Company’s significant accounting policies are described in Note 2 to the Company’s Consolidated Financial Statements. The preparation of financial statements in conformity with Canadian GAAP requires estimates and assumptions that affect our results of operations and financial position. By their nature, these judgments are subject to an inherent degree of uncertainty and are based upon historical experience, trends in the industry and information available from outside sources. On an ongoing basis, management reviews its estimates and actual results could differ from those estimates.

Management believes that the following accounting estimates are most significant to assist in understanding and evaluating the Company’s financial results.

Sales promotion programs

At the time of sale, estimates are made based upon existing programs for customer price discounts and rebates. Accruals required for new programs, which relate to prior sales, are recorded at the time the new program is introduced. Sales are recorded net of these program costs.

If actual price discounts and rebates differ from estimates, net sales could either be understated or overstated.

Trade accounts receivable

Trade accounts receivable consist of amounts due from our normal business activities. We maintain an allowance for doubtful accounts to reflect expected credit losses. The Company’s extension of credit involves considerable judgment and is based on an evaluation of each customer’s financial condition and payment history. The Company regularly monitors its credit risk exposure to its customers and takes steps to mitigate the risk of loss, including obtaining credit insurance.

If the financial condition of our customers were to deteriorate causing an impairment of their ability to make payments, additional provisions for bad debts may be required in future periods. On the other hand, if our ultimate recovery on the accounts we have reserved or written off exceeds our estimates, we may need to decrease our reserves in the future.

Fixed assets

Our fixed assets are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets.

On a regular basis, we review the estimated useful lives of our fixed assets. Assessing the reasonableness of the estimated useful lives of fixed assets requires judgment and is based on currently available information. Changes in circumstances, such as technological advances and changes to our business strategy, can result in actual useful lives differing from our estimates. Revisions to the estimated useful lives of fixed assets constitute a change in accounting estimates and are applied prospectively.

Cotton procurements

The Company contracts to buy cotton with future delivery dates at fixed prices in order to reduce the effects of fluctuations in the prices of cotton used in the manufacture of its products. These contracts permit settlement by delivery and are not used for trading purposes. The Company commits to fixed prices on a percentage of its cotton requirements up to eighteen months in the future. If market prices for cotton fall below the committed future purchase prices on outstanding cotton contracts, the Company estimates the costs of cotton that are not recoverable in future sales of finished goods, and the differential is charged to income at that time.

41	Gildan 2004 Annual Report

Future income taxes

The Company utilizes the asset and liability method for accounting for income taxes which requires the establishment of future tax assets and liabilities, measured at substantively enacted tax rates, for all temporary differences caused when the tax bases of assets and liabilities differ from those reported in our Consolidated Financial Statements.

The Company’s future income tax assets are recognized only to the extent that, in the Company’s opinion, it is more likely than not that the future income tax assets will be realized. If the realization is not considered to be more likely than not, a valuation allowance is provided. This opinion is based on certain estimates or assumptions. If these estimates or assumptions change in the future, the Company could be required to reduce or increase the value of the future income tax assets and liabilities resulting in income tax expenses or recovery. The Company evaluates its future income tax assets and liabilities on a quarterly basis.

Changes in estimates or assumptions could affect the amount of income tax expense in the Consolidated Statements of Earnings and the amount of future income taxes on the Consolidated Balance Sheets of the Company’s Consolidated Financial Statements.

CHANGES IN ACCOUNTING POLICIES

Stock-based compensation and other stock-based payments

In November 2003, the Canadian Institute of Chartered Accountants (“CICA”) revised Handbook Section 3870, with respect to the accounting for stock-based compensation and other stock-based payments. The revised recommendations require that beginning January 1, 2004, the fair value-based method be used to account for all transactions whereby goods and services are received in exchange for stock-based compensation and other stock-based payments. Under the fair value-based method, compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting periods.

During fiscal 2004, $460,305 (2003 – nil) was expensed as compensation expense, with an offset to contributed surplus, due to the issuance of 112,000 Restricted Share Units (RSUs) and a modification to the vesting period of certain options.

In accordance with the transitional options permitted under Section 3870, the Company early adopted the new recommendations effective the commencement of our 2004 fiscal year and prospectively applied the standard for employee stock awards granted after October 6, 2003. There were no options granted during fiscal 2004. Previously, the Company applied the settlement method of accounting to employee stock options under which no compensation expense was recognized on stock-based compensation granted to employees.

RECENT ACCOUNTING PRONOUNCEMENTS

Variable interest entities (AcG-15)

The CICA has issued a guideline on accounting for variable interest entities (VIEs) titled Accounting Guideline 15 – Consolidation of Variable Interest Entities (AcG-15), which proposes amendments to the guideline to harmonize with corresponding guidance in the United States. A VIE is any type of legal structure not controlled by voting equity but rather by/or through contractual or other financial arrangements. This guideline requires the Company to identify VIEs in which it has an interest, determine whether it is the primary beneficiary of

Gildan 2004 Annual Report	42

such entities and, if so, to consolidate the VIE. A primary beneficiary is an enterprise that will absorb a majority of the VIE’s expected losses, receive a majority of its expected residual return, or both.

AcG-15 is effective for all fiscal periods beginning on or after November 1, 2004 and early adoption is encouraged. The Company will be early adopting this standard in fiscal 2005 in order to minimize any potential difference between Canadian and U.S. GAAP.

The Company has performed a review of all of its ownership and contractual interests in entities. We have determined that the Company’s joint venture with Frontier Spinning Mills, Inc. (Cedartown Manufacturing LLC) meets the criteria for being a VIE and that the Company is the primary beneficiary of the entity, and the implementation of AcG-15 will result in the consolidation of the Company’s interest in Cedartown Manufacturing LLC in fiscal 2005.

Management believes that consolidation would not result in any material change in the underlying tax, legal or credit risks facing the Company.

RISKS

The Company is subject to a variety of business and capital investment risks. These include global competition, changes in international trade and tax legislation, changes in raw material prices, shifts in consumer demand, exposure to credit losses and currency fluctuations. The most significant of these risks are described below.

Our industry is competitive

The wholesale imprinted activewear segment of the North American apparel market includes a number of significant competitors. Our primary competitors are the major U.S.-based manufacturers of basic branded activewear for the wholesale and retail channels. These manufacturers include Fruit of the Loom, Inc., the Hanes and Outer Banks divisions of Sara Lee Corporation, the Jerzees division of Russell Corporation and Anvil Knitwear, Inc.

The competitive landscape in Europe is very similar to that in North America. We compete directly with European divisions of Fruit of the Loom, Hanes, and Jerzees. In addition to these North American companies, we also compete directly against a Belgian-based company, The Cotton Group.

Our ability to remain competitive in the areas of quality, price, marketing, product development, manufacturing, distribution and order processing will, in large part, determine our future success. We cannot assure you that we will be able to continue to compete successfully.

Our industry is subject to pricing pressures

Prices in our industry have been declining over the past several years primarily as a result of passing cost reductions through into lower selling prices. Such cost reductions result from factors which include the relocation of manufacturing operations to lower-cost labour environments offshore and the addition of new capacity using state-of-the-art manufacturing technology.

In the future, our financial performance may be negatively affected if the following scenarios occur:
• if we are forced to reduce our prices and we cannot reduce our production costs; or
• if our production costs increase and we cannot increase our prices.

43	Gildan 2004 Annual Report

We rely on a relatively small number of significant customers

We sell our products to approximately 150 customers. In fiscal 2004, our two largest customers accounted for 25.0% and 6.2% of sales and our top ten customers accounted for 60.7% of total sales. In August 2004 and December 2004, the Company announced the addition of two major new U.S. distributors to its U.S. distributor network. If any of our significant customers substantially reduce their purchases or cease to buy from us and we cannot replace that business with sales to other customers on similar terms, our business would be materially adversely affected.

We do not have formal contracts with our wholesale distributor customers whereby they must purchase a minimum quantity of our products. Although we have maintained long term relationships with many of our wholesale distributor customers, we cannot assure you that historic levels of business from any of our customers will continue or increase in the future.

We are subject to international trade legislation that is becoming increasingly liberalized

The textile and apparel industries in both Canada and the United States have historically received a relatively higher degree of international trade protection than some other industries.

In 1995, the Agreement on Textiles and Clothing came into effect requiring importing countries including Canada, the United States and Western Europe to eliminate quotas on imports of textiles and apparel by 2005. This could result in increased competition from countries which historically have low labour costs. This agreement only benefits exporting countries that are members of the World Trade Organization.

There is no assurance that our future results will not be impacted by increased global competition. However, the Company does not expect the elimination of quotas in January 2005 on textile and apparel imports to have a material impact on its results of operations in future years. The main reason is that we believe that we are a low-cost producer and that imports from certain low-cost exporting countries will continue to be subject to import tariffs. Also, we believe that fast response times and delivery cycles are an important success factor to service the North American distributor channel.

Gildan’s capacity expansion plans are designed to position Gildan to take advantage of international trade liberalization, and to enable us to the maximum extent possible to compete in our largest geographical markets without being subject to quotas or duties.

We currently pay income tax at a comparatively low effective rate, which could change in the future

The Company’s sales structure results in the income generated from its international sales being subject to relatively low income tax rates. The structure is supported by current domestic laws in the countries in which the Company operates as well as through the application of income tax treaties between various countries in which the Company operates. The Company conducts annual transfer pricing studies to substantiate the transactions between the various related parties within the Company.

It should be noted that any unanticipated changes to either current domestic laws in the countries in which the Company operates, or any changes to the income tax treaties the Company currently relies on, could impact the effective tax rate of the Company.

Gildan 2004 Annual Report	44

The price of the raw materials we buy is prone to significant fluctuations and volatility

The price of raw materials, especially for a commodity product such as cotton, fluctuates substantially. Because we enter into future contracts for our cotton requirements, we may not be able to benefit from price decreases but the Company will be protected against price increases which might occur during any given fiscal year. Additionally, in the event that we have not provided for sufficient future contracts, we will not be protected against price increases, but will be in a position to benefit from any price decreases.

Excluding the impact of futures contracts, a change of U.S. $0.01 per pound in cotton prices would affect the Company’s annual raw material costs by approximately U.S. $2.5 million, at current levels of production. The ultimate effect of this change on the Company’s earnings cannot be quantified, as the effect of movements in cotton prices on industry selling prices are uncertain.

Our operations are subject to political, social and economic risks

The majority of our products are now manufactured and sewn in Central America and Mexico. The Company is currently adding significant new capacity and making further capital investments in Central America and the Caribbean Basin. Some of the countries where we manufacture our products, and where we are adding new capacity, have experienced political, social and economic instability in the past. We cannot predict the future political, social or economic stability of these countries or the impact on our business of changes, if any, in the political, social or economic conditions in these countries.

Our industry is subject to fluctuations in sales demand

Demand for our products may vary from year to year. Based on discussions with our customers at the beginning of each fiscal year, we produce and store finished goods inventory to meet the expected demand for delivery. If, after producing and storing inventory in anticipation of deliveries, demand is significantly less than expected, we may have to hold inventory for extended periods of time, or sell excess inventory at reduced prices. In either case, our profits would be reduced. Excess inventory could also result in slower production, lower plant and equipment utilization and lower fixed operating cost absorption, all of which would have a negative impact on our business. The risk of experiencing lower than anticipated demand is mitigated by the fact that our products are not subject to fashion risk.

Our operations are subject to environmental regulation
We are subject to various environmental and occupational health and safety laws and regulations in our operations in Canada, the United States and offshore. Future events, such as:
• a change in existing laws and regulations;
• the enactment of new laws and regulations;
• a release of hazardous substances on or from our properties or any associated offsite disposal location; or
• the discovery of contamination from prior activities at any of our properties;
may give rise to compliance costs that could have a material adverse effect on our business.

45	Gildan 2004 Annual Report

We are exposed to concentrations of credit risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash equivalents and trade receivables.

The Company's extension of credit involves considerable judgment and is based on an evaluation of each customer's financial condition and payment history. The Company regularly monitors its credit risk exposure to its customers and takes steps to mitigate the risk of loss, including obtaining partial credit insurance. As at October 3, 2004, the Company’s top 10 customers accounted for approximately 52% (2003 - 52%) of the trade receivable balance of which one customer represented 19.5% (2003 - 25.0%). The remaining trade receivable balances are dispersed amongst a large number of customers across many geographic areas within Canada, the United States, the United Kingdom and Europe. An allowance for doubtful accounts is maintained for potential credit losses consistent with the credit risk, historical trends, general economic conditions and other available information.

The Company invests available cash in short-term deposits with major North American financial institutions.

Foreign currency fluctuations risk

Effective fiscal 2004, the functional and reporting currency of the Company was changed from the Canadian dollar to the U.S. dollar. This change was made as the majority of the Company’s sales revenues are denominated in U.S. dollars, while its manufacturing operations are increasingly diversified outside Canada. However, as the Company operates as an international business, its financial results continue to be exposed to the effects of changes in foreign currency (non-U.S. dollar) exchange rates. The Company’s exposure relates primarily to changes in the U.S./Canadian dollar and U.S./Euro exchange rates. The Company views its foreign currency revenue streams as a partial natural hedge against its foreign currency expenses, and believes that its overall exposure to foreign currency fluctuations is limited and is unlikely to materially impact its future results.

SUBSEQUENT EVENT

Shareholder rights plan

The Board of Directors of the Company has approved a shareholder rights plan, which took effect on December 1, 2004. The objectives of the plan are to provide the Board and shareholders with adequate time to assess any unsolicited take-over bid for the Company, and where appropriate, give the Board sufficient time to pursue other alternatives for maximizing shareholder value.

Pursuant to the plan, those bids which meet certain requirements will not trigger the rights issued under the plan, and will be considered “permitted bids”. In order to qualify as a “permitted bid”, a bid must be made by way of a formal take-over bid circular delivered to all shareholders. Also, it must remain open for a minimum of 60 days, and must meet various other conditions set out in the plan.

Gildan 2004 Annual Report	46

One right has been issued with respect to each outstanding Class A Subordinate Voting share of Gildan (the only class of voting shares outstanding) at the close of business December 1, 2004. The rights will become exercisable only on the eighth trading day after a person or entity, including any related party, acquires or announces its intention to acquire shares for a total ownership of 20% or more of Gildan’s outstanding shares, without complying with the “permitted bid” provisions of the plan or without approval of Gildan’s Board of Directors. Should such a scenario occur, each right would, upon exercise, entitle a holder, other than the acquiring person or entity and any related party, to purchase treasury shares of Gildan at a 50% discount to the market price of such shares at the time when the rights become exercisable.

The plan has been conditionally approved by the Toronto Stock Exchange. It will be submitted for ratification by shareholders at Gildan’s Annual and Special Meeting of Shareholders on February 2, 2005. The plan will be in effect for three years, with one renewal option, subject to shareholder approval. The Board of Directors may under certain conditions redeem all rights under the plan, or waive its application to specific acquisition offers, where the Board of Directors concludes that the plan has served its purpose.

The plan has not been adopted in response to any specific proposal to acquire control of Gildan, nor is Gildan aware of any such intention. Gildan has been advised that its plan, which is a new generation plan similar to shareholder rights plans adopted by other Canadian companies, is consistent with Canadian corporate practices and addresses institutional investor guidelines.

DISCLOSURE OF OUTSTANDING SHARE DATA

Our shares are listed on the New York Stock Exchange (GIL) and the Toronto Stock Exchange (GIL.A).

As of December 17, 2004 there were 29,716,530 Class A Subordinate voting shares issued and outstanding along with 554,696 options outstanding.

RECONCILIATION OF NON-GAAP MEASURES

The following four measures included in this report do not have standardized meaning under Canadian GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies:
1.	free cash flow;
2.	net debt;
3.	total indebtedness; and
4.	all reference made to adjusted gross margins, adjusted selling, general and administrative expenses, adjusted net earnings and adjusted diluted earnings per share.

47	Gildan 2004 Annual Report

The following table reconciles all Non-GAAP Financial Measures mentioned in this MD&A to the directly comparable GAAP measures;

(in thousands of U.S. dollars, except earnings per share)	2004	2003	2002

Free Cash Flow
Cash flows from operating activities	$ 58,920	$ 63,721	$ 114,245
Cash flows used in investing activities	(53,820)	(39,458)	(43,492)

Free cash flow	$ 5,100	$ 24,263	$ 70,753

Total Indebtedness/Net Debt
Current portion of long-term debt	$(18,610)	$(19,481)	$ (3,967)
Long-term debt	(37,979)	(54,078)	(72,917)

Total indebtedness	(56,589)	(73,559)	(76,884)
Cash and cash equivalents	60,671	69,340	45,011

Cash in excess of debt (net debt)	$ 4,082	$(4,219)	$(31,873)

Adjusted Consolidated Statement of Earnings

	2004

	Audited		Adjusted

Sales	$533,368		$533,368
Cost of sales(1)	378,696	(3,251)	375,445

Gross profit	154,672		157,923
Selling, general and administrative expenses(2)	62,898	(4,614)	58,284

EBITDA.(3)	91,774		99,639
Depreciation and amortization(1)	22,275	(1,800)	20,475
Interest expense	6,170		6,170

Earnings before income taxes	63,329		72,994
Income taxes expense(2)	3,078	1,430	4,508

Net earnings	$ 60,251	$ 8,235	$ 68,486

Basic EPS	$ 2.04		$ 2.31
Diluted EPS	$ 2.02		$ 2.30

Return on equity(4)	21.0%		25.5%

Adjusted net earnings (as per above)	$ 68,486
Impact of the change in functional currency included in depreciation expense	(1,800)

Adjusted net earnings — before special charge for H. Greg Chamandy
and the impact of the change in functional currency included in cost of sales	$ 66,686
Adjusted Diluted EPS — before special charge for H. Greg Chamandy
and the impact of the change in functional currency included in cost of sales	$ 2.24

(1)	Adjustments due to the change in functional currency. See page 30.
(2)	Adjustments due to special charge to satisfy the Company's contractual commitments to H. Greg Chamandy. See page 32.
(3)	Earnings before interest, income taxes, depreciation and amortization.
(4)	Net earnings and adjusted net earnings divided by average equity for the last 13 months.

Gildan 2004 Annual Report	48

FORWARD LOOKING STATEMENTS

Certain statements included in this MD&A may constitute “forward looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward looking statements generally can be identified by the use of forward looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission for a discussion of the various factors that may affect the Company’s future results.

Readers are cautioned however not to place undue reliance on forward looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward looking statements will not occur. This may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward looking statements.

We believe that the expectations represented by such forward looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. Furthermore, the forward looking statements contained in this report are made as of the date of this report, and we do not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise. The forward looking statements contained in this report are expressly qualified by this cautionary statement.

December 17, 2004

49	Gildan 2004 Annual Report